Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

ISSUE OF NEW SHARES UNDER GENERAL MANDATE

SUBSCRIPTION AGREEMENT I

On 27 November 2023 (after trading hours), the Company entered into the Subscription Agreement I with the Subscriber I, pursuant to which the Subscriber I has conditionally agreed to subscribe for and the Company has conditionally agreed to allot and issue an aggregate of 100,000,000 Subscription Shares I at the Subscription Price I in the total sum of HK$40,500,000, equivalent to HK$0.405 per Subscription Share I. Subscription I under the Subscription Agreement I is subject to satisfaction of the Conditions I.

The Subscription Shares I to be allotted and issued under Subscription I represent (i) approximately 12.68% of the existing issued share capital of the Company as at the date of this announcement; and (ii) approximately 11.25% of the issued share capital of the Company as enlarged by the allotment and issue of the Subscription Shares I (assuming that there will be no change in the issued share capital of the Company between the date of this announcement and the Completion I and without taking into account the Subscription Shares II that may be allotted and issued by the Company under the Subscription II and the Subscription Shares III that may be allotted and issued by the Company under the Subscription III).

The Subscription Price I in the total sum of HK$40,500,000 will be settled and satisfied by the Subscriber I with the Company at Completion I by setting-off against the principal amount of HK$40,500,000 of the Promissory Note.

SUBSCRIPTION AGREEMENT II

On 27 November 2023 (after trading hours), the Company entered into the Subscription Agreement II with the Subscriber II, pursuant to which the Subscriber II has conditionally agreed to subscribe for and the Company has conditionally agreed to allot and issue an aggregate of 8,000,000 Subscription Shares II at the Subscription Price II in the total sum of HK$3,237,000, equivalent to approximately HK$0.405 per Subscription Share II. Subscription II is subject to satisfaction of the Conditions II.

The 8,000,000 Subscription Shares II to be allotted and issued under Subscription II represent (i) approximately 1.01% of the existing issued share capital of the Company as at the date of this announcement; and (ii) approximately 1.00% of the issued share capital of the Company as enlarged by the allotment and issue of the Subscription Shares II (assuming that there will be no change in the issued share capital of the Company between the date of this announcement and the Completion II and without taking into account the Subscription Shares I that may be allotted and issued by the Company under the Subscription I and the Subscription Shares III that may be allotted and issued by the Company under the Subscription III).

The Subscription Price II in the total sum of HK$3,237,000, will be settled and satisfied by the Subscriber II with the Company at Completion II by setting-off against the outstanding sum of US$415,000 under a loan incurred and owing by the Company to the Subscriber II in full at the agreed exchange rate of US$1.00 to HK$7.80.

SUBSCRIPTION AGREEMENT III

On 27 November 2023 (after trading hours), the Company entered into the Subscription Agreement III with the Subscriber III, pursuant to which the Subscriber III has conditionally agreed to subscribe for and the Company has conditionally agreed to allot and issue an aggregate of 1,400,000 Subscription Shares III at the Subscription Price III in the total sum of HK$585,000, equivalent to approximately HK$0.418 per Subscription Share III. Subscription III is subject to satisfaction of the Conditions III.

The 1,400,000 Subscription Shares III to be allotted and issued under Subscription III represent (i) approximately 0.18% of the existing issued share capital of the Company as at the date of this announcement; and (ii) approximately 0.18% of the issued share capital of the Company as enlarged by the allotment and issue of the Subscription Shares III (assuming that there will be no change in the issued share capital of the Company between the date of this announcement and the Completion III and without taking into account the Subscription Shares I that may be allotted and issued by the Company under the Subscription I and the Subscription Shares II that may be allotted and issued by the Company under the Subscription II).

The Subscription Price III in the total sum of HK$585,000, will be settled and satisfied by the Subscriber III with the Company at the Completion III by setting-off against the outstanding fees of US$75,000 in full at the agreed exchange rate of US$1.00 to HK$7.80 and all other obligations owing by the Company to the Subscriber III, if any, including but not limited to any antecedent claims that the Subscriber III may have against the Company pursuant to or under the Investor Relations Agreement.

Subscription Shares I, Subscription Shares II and Subscription Shares III will be allotted and issued under the General Mandate, which has not been used since granted.

WARNING

The Subscription I, the Subscription II and the Subscription III are subject to satisfaction of the Conditions I, the Conditions II and the Conditions III respectively and the Subscription I, the Subscription II and/or the Subscription III may or may not proceed. Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

SUBSCRIPTION I

On 27 November 2023 (after trading hours), the Company entered into the Subscription Agreement I with the Subscriber I, pursuant to which the Subscriber I has conditionally agreed to subscribe for and the Company has conditionally agreed to allot and issue 100,000,000 Subscription Shares I at the Subscription Price I in the total sum of HK$40,500,000, equivalent to HK$0.405 per Subscription Share I. Subscription I under the Subscription Agreement I is subject to satisfaction of the Conditions I.

Subscription Agreement I

Date:	27 November 2023 (after trading hours)

Parties:	Issuer:	The Company

	The Subscriber I:	Tycoon Partner Holdings Limited

Subscriber I

The Subscriber I is wholly and beneficially owned by Wu Wenbei and Shen Taoyu.

As at the date of this announcement, the Subscriber I is the holder of (i) the Promissory Note with an outstanding principal of HK$111,810,000; and (ii) 323,657,534 Preference Shares in issue all of which are not listed in any exchange and do not carry with them any rights to convene, attend or vote at any general meeting of the Company, other than when the business of the general meeting is to consider any resolution to (a) amend the Articles to modify the rights and privileges attached to the Preference Shares, or (b) adversely modify or abrogate any of the special rights and privileges attached to the Preference Shares, or (c) convene proceedings in respect of the Company for reconstruction, consolidation, amalgamation, merger, reorganisation or winding-up of the Company.

Save as disclosed above, to the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, neither the Subscriber I nor its associates hold or are interested in any Share or other securities of the Company.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, the Subscriber I and its ultimate beneficial owners are Independent Third Parties.

Subscription Shares I

The Subscription Shares I to be allotted and issued under Subscription I represent (i) approximately 12.68% of the existing issued share capital of the Company as at the date of this announcement; and (ii) approximately 11.25% of the issued share capital of the Company as enlarged by the allotment and issue of the Subscription Shares I (assuming that there will be no change in the issued share capital of the Company between the date of this announcement and the Completion I and without taking into account the Subscription Shares II that may be allotted and issued by the Company under the Subscription II and the Subscription Shares III that may be allotted and issued by the Company under the Subscription III).

Subscription Price I

The Subscription Price I in the total sum of HK$40,500,000, equivalent to HK$0.405 per Subscription Share I, represents:

(i)	a premium of approximately 1.25% over the closing price of HK$0.400 per Share as quoted on the Stock Exchange on 27 November 2023, being the date of the Subscription Agreement I; and

(ii)	a discount of approximately 1.46% to the average of the closing prices per Share of HK$0.411 as quoted on the Stock Exchange for the last five consecutive trading days immediately preceding the date of the Subscription Agreement I.

The aggregate nominal value of the 100,000,000 Subscription Shares I will be HK$1,000,000.

The Subscription Price I was arrived at after arm’s length negotiation between the Company and the Subscriber I with reference to the recent market prices of the Shares and current market conditions. The Directors consider that the Subscription Price I and the terms of the Subscription Agreement I are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Conditions I

Completion I is subject to satisfaction of the Conditions I below:

(i)	the Listing Committee of the Stock Exchange having granted approval for the listing of and permission to deal in the Subscription Shares I;

(ii)	all other necessary consents and approvals required to be obtained from any relevant governmental authorities and regulatory bodies on the part of the Company and/or the Subscriber I, if any, for the Subscription Agreement I and the transactions contemplated thereunder, having been obtained and remain in full force and effect; and

(iii)	there has been no material breach of any representations, warranties or agreements by the Company or the Subscriber I.

If the Conditions I are not satisfied on or before the Long Stop Date I, the Subscription Agreement I shall terminate and neither of the Company nor the Subscriber I shall have any claim against the other for costs, damages, compensation or otherwise save for any antecedent breach of the Subscription Agreement I.

As at the date of this announcement, none of the Conditions I has not been satisfied.

Settlement and satisfaction of the Subscription Price I

The Subscription Price I in the total sum of HK$40,500,000 will be settled and satisfied by the Subscriber I with the Company at the Completion I by setting-off against the principal amount of HK$40,500,000 of the Promissory Note. The Promissory Note was issued by the Company to the Subscriber I on 25 March 2022 for a principal amount of HK$111,810,000 and attracts 2% interest per annum and with a maturity date on 6 August 2026 relating to the acquisition by the Company from the Subscriber I of Think High Global Limited on 31 January 2018 that was completed on 7 August 2019. For further information relating to the issuance of the Promissory Note, please refer to the Company’s announcements dated 9 December 2021 and 25 March 2022 and the Company’s circular dated 28 February 2022 relating to, amongst other things, extension of term of the Promissory Note and issue of the Preference Shares under specific mandate to the Subscriber I against setting off of part of the principal amount of the Promissory Note.

After setting off the Subscription Price I in the total sum of HK$40,500,000, the remaining amount of the principal of the Promissory Note will be reduced to HK$71,310,000.

Ranking of the Subscription Shares I

Subscription Shares I will rank, upon issue, pari passu in all respect with the Shares in issue on the date of the allotment and issue of the Subscription Shares I.

Completion I

Completion I will take place within 5 Business Days after the Condition I have been satisfied (or such other date as may be agreed between the Company and the Subscriber I in writing).

SUBSCRIPTION II

On 27 November 2023 (after trading hours), the Company entered into the Subscription Agreement II with the Subscriber II, pursuant to which the Subscriber II has conditionally agreed to subscribe for and the Company has conditionally agreed to allot and issue an aggregate of 8,000,000 Subscription Shares II at the Subscription Price II in the total sum of HK$3,237,000, equivalent to approximately HK$0.405 per Subscription Share II. The Subscription II is subject to satisfaction of the Conditions II.

Subscription Agreement II

Date:	27 November 2023 (after trading hours)

Parties:	Issuer:	The Company

	The Subscriber II:	Chen Stephen Hing Ming

Subscriber II

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, the Subscriber II is an Independent Third Party.

Subscription Shares II

The 8,000,000 Subscription Shares II to be allotted and issued under Subscription II represent (i) approximately 1.01% of the existing issued share capital of the Company as at the date of this announcement; and (ii) approximately 1.00% of the issued share capital of the Company as enlarged by the allotment and issue of the Subscription Shares II (assuming that there will be no change in the issued share capital of the Company between the date of this announcement and the Completion II and without taking into account the Subscription Shares I that may be allotted and issued by the Company under the Subscription I and the Subscription Shares III that may be allotted and issued by the Company under the Subscription III).

Subscription Price II

The Subscription Price II in the total sum of HK$3,237,000, equivalent to approximately HK$0.405 per Subscription Share II represents:

(i)	a premium of approximately 1.25% over the closing price of HK$0.400 per Share as quoted on the Stock Exchange on 27 November 2023, being the date of the Subscription Agreement II; and

(ii)	a discount of approximately 1.46% to the average of the closing prices per Share of HK$0.411 as quoted on the Stock Exchange for the last five consecutive trading days immediately preceding the date of the Subscription Agreement II.

The aggregate nominal value of the 8,000,000 Subscription Shares II will be HK$80,000.

The Subscription Price II was arrived at after arm’s length negotiation between the Company and the Subscriber II with reference to the recent market prices of the Shares and current market conditions. The Directors consider that the Subscription Price II and the terms of the Subscription Agreement II are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Conditions II

Completion II is subject to satisfaction of the Conditions II as follows:

(i)	the Listing Committee of the Stock Exchange having granted approval for the listing of and permission to deal in the Subscription Shares II;

(ii)	all other necessary consents and approvals required to be obtained from any relevant governmental authorities and regulatory bodies on the part of the Company and/or the Subscriber II, if any, for the Subscription Agreement II and the transactions contemplated thereunder, having been obtained and remain in full force and effect; and

(iii)	there has been no material breach of any representations, warranties or agreements by the Company or the Subscriber II.

If the Conditions II are not satisfied on or before the Long Stop Date II, the Subscription Agreement II shall terminate and neither of the Company nor the Subscriber II shall have any claim against the other for costs, damages, compensation or otherwise save for any antecedent breach of the Subscription Agreement II.

As at the date of this announcement, none of the Conditions II has not been satisfied.

Settlement and satisfaction of the Subscription Price II

The Subscription Price II in the total sum of HK$3,237,000, will be settled and satisfied by the Subscriber II with the Company at Completion II by setting-off against the outstanding sum of US$415,000 under a loan incurred and owing by the Company to the Subscriber II in full at the agreed exchange rate of US$1.00 to HK$7.80.

Ranking of the Subscription Shares II

Subscription Shares II will rank, upon issue, pari passu in all respect with the Shares in issue on the date of the allotment and issue of the Subscription Shares II.

Completion II

The Completion II will take place within 5 Business Days after the Conditions II have been satisfied (or such other date as may be agreed between the Company and the Subscriber II in writing).

SUBSCRIPTION III

On 27 November 2023 (after trading hours), the Company entered into the Subscription Agreement III with the Subscriber III, pursuant to which the Subscriber III has conditionally agreed to subscribe for and the Company has conditionally agreed to allot and issue an aggregate of 1,400,000 Subscription Shares III at the Subscription Price III in the total sum of HK$585,000, equivalent to approximately HK$0.418 per Subscription Share III. The Subscription III is subject to satisfaction of the Conditions III.

SUBSCRIPTION AGREEMENT III

Date:	27 November 2023 (after trading hours)

Parties:	Issuer:	The Company

	The Subscriber III:	Redchip Companies Inc.

SUBSCRIBER III

The Subscriber III is ultimately owned by Mr. Dave Gentry. The Subscriber III had been engaged by the Company since 14 February 2023 to 30 September 2023 under the Investor Relations Agreement to organize non-deal roadshows for the Company as well as other investor relations events and activities for the Company in the United States, including presentations, newsletters enhancements, media coverage, research coverage and investor base analysis, to promote the Company’s profile and the Group’s graphene products business in the United States. Reference is made to the Company’s announcement dated 12 June 2023 relating to grant of share award under the Share Award Scheme, the Subscriber II, as one of the service providers of the Group, had been granted 1,000,000 award shares under the Share Award Scheme on 12 June 2023 with the vesting period of 12 months from 12 June 2023.

Save as disclosed above, to the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, neither the Subscriber III nor its associates hold or are interested in any Share or other securities of the Company.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, the Subscriber III and its ultimate beneficial owner are Independent Third Parties.

SUBSCRIPTION SHARES III

The 1,400,000 Subscription Shares III to be allotted and issued under Subscription III represent (i) approximately 0.18% of the existing issued share capital of the Company as at the date of this announcement; and (ii) approximately 0.18% of the issued share capital of the Company as enlarged by the allotment and issue of the Subscription Shares III (assuming that there will be no change in the issued share capital of the Company between the date of this announcement and the Completion III and without taking into account the Subscription Shares I that may be allotted and issued by the Company under the Subscription I and the Subscription Shares II that may be allotted and issued by the Company under the Subscription II).

SUBSCRIPTION PRICE III

The Subscription Price III in the total sum of HK$585,000, equivalent to approximately HK$0.418 per Subscription Share III represents:

(i)	a premium of approximately 4.5% over the closing price of HK$0.400 per Share as quoted on the Stock Exchange on 27 November 2023, being the date of the Subscription Agreement III; and

(ii)	a premium of approximately 1.7% over the average of the closing prices per Share of HK$0.411 as quoted on the Stock Exchange for the last five consecutive trading days immediately preceding the date of the Subscription Agreement III.

The aggregate nominal value of the 1,400,000 Subscription Shares III will be HK$14,000.

The Subscription Price III was arrived at after arm’s length negotiation between the Company and the Subscriber III with reference to the recent market prices of the Shares and current market conditions. The Directors consider that the Subscription Price III and the terms of the Subscription Agreement III are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

CONDITIONS III

Completion III is subject to satisfaction of the Conditions III as follows:

(i)	the Listing Committee of the Stock Exchange having granted approval for the listing of and permission to deal in the Subscription Shares III;

(ii)	all other necessary consents and approvals required to be obtained from any relevant governmental authorities and regulatory bodies on the part of the Company and/or the Subscriber III, if any, for the Subscription Agreement III and the transactions contemplated thereunder, having been obtained and remain in full force and effect; and

(iii)	there has been no material breach of any representations, warranties or agreements by the Company or the Subscriber III.

If the Conditions III are not satisfied on or before the Long Stop Date III, the Subscription Agreement III shall terminate and neither of the Company nor the Subscriber III shall have any claim against the other for costs, damages, compensation or otherwise save for any antecedent breach of the Subscription Agreement III.

As at the date of this announcement, none of the Conditions III has not been satisfied.

SETTLEMENT AND SATISFACTION OF THE SUBSCRIPTION PRICE III

The Subscription Price III in the total sum of HK$585,000 will be settled and satisfied by the Subscriber III with the Company at the Completion III by setting-off the Outstanding Fees in full. The Subscriber III acknowledges that upon the allotment and issuance of the Subscription Shares III by the Company to it, the Outstanding Fees shall be deemed as fully set off at the agreed exchange rate of US$1.00 to HK$7.80 and all other obligations owing by the Company to the Subscriber III, if any, including but not limited to any antecedent claims that the Subscriber III may have against the Company pursuant to or under the Investor Relations Agreement, shall be taken as fully satisfied and settled by the Company with the Subscriber III or otherwise be fully and absolutely waived and forgone by the Subscriber III.

RANKING OF THE SUBSCRIPTION SHARES III

Subscription Shares III will rank, upon issue, pari passu in all respect with the Shares in issue on the date of the allotment and issue of the Subscription Shares III.

COMPLETION III

The Completion III will take place within 5 Business Days after the Conditions III have been satisfied (or such other date as may be agreed between the Company and the Subscriber III in writing).

APPLICATION FOR LISTING

The Company will apply to the Stock Exchange for the listing of, and permission to deal in, the Subscription Shares I, the Subscription Shares II and the Subscription Shares III.

GENERAL MANDATE

The Subscription Shares I, the Subscription Shares II and the Subscription Shares III will be allotted and issued under the General Mandate granted to the Directors by resolution of the Shareholders passed at the AGM, subject to the limit up to 20% of the then issued share capital of the Company as at the date of the AGM. Under the General Mandate, the Company is authorised to issue up to 155,489,383 new Shares, representing 20% of the issued share capital of the Company as at the date of the passing of the resolution of 777,446,915 Shares. Up to the date of this announcement, no new Share has been issued under the General Mandate and 155,489,383 new Shares available for subscription. Accordingly, the allotment and issue of the Subscription Shares I, the Subscription Shares II and the Subscription Shares III are not subject to the approval of the Shareholders.

INFORMATION OF THE GROUP

The principal activities of the Group are development and processing of graphene products, in particular, graphite anode material for lithium-ion batteries used in electric vehicles, energy storage systems and other applications. The Group is also engaged in landscape architecture and design businesses.

REASONS FOR THE SUBSCRIPTION I, THE SUBSCRIPTION II AND THE SUBSCRIPTION III AND USE OF PROCEEDS

The Subscription Price I in the total sum of HK$40,500,000 will be settled and satisfied by the Subscriber I with the Company at the Completion I by setting-off against the principal amount of HK$40,500,000 of the Promissory Note. Although the Subscription I will not generate any proceeds for the Company in terms of cash but it will eliminate an outstanding liability of HK$40,500,000 owing by the Company to the Subscriber I under the Promissory Note and will improve the overall liquidity of the Company.

The Subscription Price II in the total sum of HK$3,237,000, will be settled and satisfied by the Subscriber II with the Company at Completion II by setting-off against the outstanding sum of US$415,000 under a loan incurred and owing by the Company to the Subscriber II in full at the agreed exchange rate of US$1.00 to HK$7.80. Although the Subscription II will not generate any proceeds for the Company in terms of cash but it will eliminate an outstanding liability of US$415,000 owing by the Company to the Subscriber II and will improve the overall liquidity of the Company.

The Subscription Price III in the total sum of HK$585,000 will be settled and satisfied by the Subscriber III with the Company at the Completion III by setting-off the Outstanding Fees in full. Although the Subscription III will not generate any proceeds for the Company in terms of cash but it will eliminate the Outstanding Fees owing by the Company to the Subscriber III under the Investor Relations Agreement and improve the overall liquidity of the Company.

The Directors are of the view that the Subscription I, the Subscription II and the Subscription III show the confidence of the respective Subscriber I, the Subscriber II and the Subscriber III in the business and future development of the Group and the terms of each of the Subscription Agreement I, the Subscription Agreement II and the Subscription Agreement III are on normal commercial terms and are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

FUND RAISING ACTIVITY OF THE COMPANY IN THE PAST TWELVE MONTHS

The Company had not conducted any other equity fund raising activities in the past 12 months immediately preceding the date of this announcement.

EFFECT ON SHAREHOLDING STRUCTURE OF THE COMPANY

The shareholding structure of the Company (i) as at the date of this announcement; and (ii) immediately after Completion I (assuming that there will be no change in the issued share capital of the Company between the date of this announcement up to the Completion I other than as a result of the allotment and issue of the Subscription Shares I at Completion I); (iii) immediately after Completion II (assuming that there will be no change in the issued share capital of the Company between the date of this announcement up to the Completion II other than as a result of the allotment and issue of the Subscription Shares II at Completion II); (iv) immediately after Completion III (assuming that there will be no change in the issued share capital of the Company between the date of this announcement up to the Completion III other than as a result of the allotment and issue of the Subscription Shares III at Completion III); and (v) immediately after the Completion I, the Completion II and the Completion III (assuming that there will be no change in the issued share capital of the Company between the date of this announcement up to the Completion I, the Completion II and the Completion III other than as a result of the allotment and issue of the Subscription Shares I at the Completion I, the Subscription Shares II at the Completion II and the Subscription Shares III at the Completion III) are set out below:

Shareholders	As at the date of this announcement	Immediately after Completion I (assuming that there is no change in the issued share capital of the Company from the date of this announcement and up to Completion I other than as a result of the allotment and issue of the Subscription Shares I on Completion II	Immediately after Completion II (assuming that there is no change in the issued share capital of the Company from the date of this announcement and up to Completion II other than as a result of the allotment and issue of the Subscription
Shares II on Completion II	Immediately after Completion III (assuming that there is no change in the issued share capital of the Company from the date of this announcement and up to Completion III other than as a result of the allotment and issue of the Subscription
													Shares II on Completion III				Immediately after Completion I, Completion II and Completion III (assuming that there is no change in the issued share capital of the Company from the date of this announcement and up to Completion I, Completion II and Completion III other than as a result of the allotment and issue of the Subscription Shares I on Completion I, Subscription Shares II on Completion II and the Subscription Shares III on Completion III
	Number of		Number of		Number of		Number of		Number of		Number of		Number of		Number of		Number of		Number of
	Ordinary	Approx.	Preference	Approx.	Ordinary	Approx.	Preference	Approx.	Ordinary	Approx.	Preference	Approx.	Ordinary	Approx.	Preference	Approx.	Ordinary	Approx.	Preference	Approx.
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
Chan Yick Yan Andross (Note 1)	97,920,887	12.42	—	—	97,920,887	11.02	—	—	97,920,887	12.29	—	—	97,920,887	12.39	—	—	97,920,887	10.90	—	—
PBLA Limited	75,123,669	9.53	—	—	75,123,669	8.46	—	—	75,123,669	9.43	—	—	75,123,669	9.51	—	—	75,123,669	8.36	—	—
Lau Hing Tat Patrick (Note 2)	55,215,444	7.00	—	—	55,215,444	6.21	—	—	55,215,444	6.93	—	—	55,215,444	6.99	—	—	55,215,444	6.15	—	—
Subscriber I	—	—	323,657,534	100	100,000,000	11.25	323,657,534	100	—	—	323,657,534	100	—	—	323,657,534	100	100,000,000	11.14	323,657,534	100
Subscriber II	—	—	—	—	—	—	—	—	8,000,000	1.00	—	—	—	—	—	—	8,000,000	0.89	—	—
Subscriber III	—	—	—	—	—	—	—	—	—	—	—	—	1,400,000	0.18	—	—	1,400,000	0.16	—	—
Public Ordinary Shareholders	560,314,788	71.05	—	—	560,314,788	63.06	—	—	560,314,788	70.35	—	—	560,314,788	70.93	—	—	560,314,788	62.40	—	—
Total	788,574,788	100	323,657,534	100	888,574,788	100	323,657,534	100	796,574,788	100	323,657,534	100	789,994,788	100	323,657,534	100	897,974,788	100	323,657,534	100

Notes:

1.	Mr. Chan Yick Yan Andross, an Executive Director and the Chief Executive Officer of the Company, holds 4,204,000 Ordinary Shares by himself and 93,716,887 Ordinary Shares through CYY Holdings Limited, a company wholly owned by him.

2.	Mr. Lau Hing Tat, Patrick, the Chairman and an Executive Director of the Company, holds 9,212,000 Ordinary Shares by himself and 46,003,444 Ordinary Shares through LSBJ Holdings Limited, a company wholly owned by him.

3.	The above percentage figures are subject to rounding adjustments.

WARNING

The Subscription I, the Subscription II and the Subscription III are subject to satisfaction of the Conditions I, the Conditions II and the Conditions III respectively and the Subscription I, the Subscription II and/or Subscription III may or may not proceed. Shareholders and potential investors are advised to exercise caution when dealing in the Shares.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings when used herein:

“AGM”	the annual general meeting of the Company held on 29 June 2023

“Articles”	the amended and restated articles of association of the Company adopted by a special resolution passed on 24 March 2022 and effective on 24 March 2022

“associate(s)”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of Directors

“Business Day”	a day (excluding Saturdays, Sunday and public holidays) on which banks are generally open for business in Hong Kong

“Company”	Graphex Group Limited, a company incorporated in the Cayman Islands with limited liability and the issued Shares of which are listed on the Main Board of the Stock Exchange (stock code: 6128)

“Completion I”	completion of the Subscription I pursuant to the Subscription Agreement I

“Completion II”	completion of the Subscription II pursuant to the Subscription Agreement II

“Completion III”	completion of the Subscription III pursuant to the Subscription Agreement III

“Conditions I”	conditions to Completion I as set out in the paragraph headed “Conditions I” of this announcement

“Conditions II”	conditions to Completion II as set out in the paragraph headed “Conditions II” of this announcement

“Conditions III”	conditions to Completion III as set out in the paragraph headed “Conditions III” of this announcement

“connected person(s)”	has the meaning ascribed thereto under the Listing Rules

“Director(s)”	the director(s) of the Company

“General Mandate”	the mandate granted to the Directors by the Shareholders at the AGM to allot, issue and deal with additional Shares not exceeding 20% of the then issued share capital of the Company as at the date of the AGM

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Independent Third Party(ies)”	third party(ies) independent of the Company and connected persons of the Company

“Investor Relations Agreement”	The investor relations agreement (including any amendments thereto) dated 14 February 2023 entered between the Company and the Subscriber III whereby the Company had retained the Subscriber III as an investor relations consultant which was terminated on 30 September 2023

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Long Stop Date I”	10 December 2023

“Long Stop Date II”	10 December 2023

“Long Stop Date III”	10 December 2023

“Outstanding Fees”	the outstanding fees in the total sum of US$75,000 which is due and payable by the Company to the Subscriber under the Investor Relations Agreement which was agreed by the Company and the Subscriber III to be exchanged into and be equivalent to HK$585,000 at the exchange rate of US$1.00 to HK$7.80

“PRC”	the People’s Republic of China, which for the purpose of this announcement excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Preference Share(s)”	preference share(s) with a nominal value of HK$0.01 each in the capital of the Company

“Promissory Note”	the 2% per annum interest promissory note with principal amount of HK$111,810,000 re-issued by the Company to the Subscriber on 25 March 2022 with maturity date on 6 August 2026

“SFO”	Securities and Futures Ordinance, Cap 571 of the Laws of Hong Kong

“Share(s)”	ordinary share(s) with a nominal value of HK$0.01 each in the capital of the Company

“Share Award Scheme”	the share award scheme of the Company adopted on 6 February 2023

“Shareholders”	holder(s) of the issued Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Subscriber I”	Tycoon Partner Holdings Limited, a company incorporated in the British Virgin Islands with limited liability

“Subscriber II”	Chen Stephen Hing Ming

“Subscriber III”	Redchip Companies Inc., a company incorporated in the State of Florida, United States

“Subscription I”	the subscription by the Subscriber I from the Company of the Subscription Shares I pursuant to the terms of the Subscription Agreement I

“Subscription II”	the subscription by the Subscriber II from the Company of the Subscription Shares II pursuant to the terms of the Subscription Agreement II

“Subscription III”	the subscription by the Subscriber III from the Company of the Subscription Shares III pursuant to the terms of the Subscription Agreement III

“Subscription Agreement I”	the conditional subscription agreement entered into between the Company and the Subscriber I dated 27 November 2023 in relation to the Subscription I

“Subscription Agreement II”	the conditional subscription agreement entered into between the Company and the Subscriber II dated 27 November 2023 in relation to the Subscription II

“Subscription Agreement III”	the conditional subscription agreement entered into between the Company and the Subscriber III dated 27 November 2023 in relation to the Subscription III

“Subscription Price I”	The total sum of HK$40,500,000, equivalent to HK$0.405 per Subscription Share I

“Subscription Price II”	The total sum of HK$3,237,000,equivalent to approximately HK$0.405 per Subscription Share II

“Subscription Price III”	The total sum of HK$585,000, equivalent to approximately HK$0.418 per Subscription Share III

“Subscription Share(s) I”	100,000,000 new Shares to be subscribed by the Subscriber I at the Subscription Price I and to be allotted and issued by the Company pursuant to the Subscription Agreement I

“Subscription Share(s) II”	8,000,000 new Shares to be subscribed by the Subscriber II at the Subscription Price II and to be allotted and issued by the Company pursuant to the Subscription Agreement II

“Subscription Share(s) III”	1,400,000 new Shares to be subscribed by the Subscriber III at the Subscription Price III and to be allotted and issued by the Company pursuant to the Subscription Agreement III

United States	United States of America

“US$”	United States dollars, the lawful currency of United States

“%”	per cent

By Order of the Board

Graphex Group Limited Lau Hing Tat Patrick

Chairman

Hong Kong, 27 November 2023

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong.

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